Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

 News Release

Canarc Reports Additional High Grade Gold Samples at Fondaway Canyon Project in Nevada, Provides Update on Phase 1 Drill Program

Vancouver, Canada–November 15, 2017 – Canarc Resource Corp. (the "Company") (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) reports that rock-chip sampling at its Fondaway Canyon property, Nevada, has returned additional high-grade gold values exceeding 5 grams per tonne (gpt) in multiple zones.

The Company also reports that it has completed six of the planned seven drill holes in the Phase 1 drill program and expects drilling to wrap up before month end. Assay results for the first three drill holes are also anticipated this month and complete assays for all seven holes are expected in December 2017.

Of the 56 surface rock-chip samples collected since the Company's last report on surface sampling (see news release July 31, 2017), 28 samples exceed 0.5 gpt gold and 8 exceed 6 gpt, ranging from 6 to 42 gpt Au (Table 1). Figure 1 shows the locations of the principal mineralized areas on the project. . The seven-hole, 2700 meter, core drilling program currently underway is targeting Pack Rat (1 hole), Colorado (2 holes), Stibnite (1 holes), South Pit (1 hole) and South Mouth (2 holes) zones.

Table 1 Rock-Chip Samples Exceeding 0.5 gpt Au

Sample	Type	Area	Au (gpt)	Width (m)
JM-FC65	Stockpile	Reed Pit	42.100	Stockpile Select
JM-FC100	Outcrop	Hamburger Hill	11.15	3.0
JM-FC55	Outcrop	Colorado	10.750	4.0
JM-FC64	Outcrop	North Stibnite	9.986	3.0
JM-FC51	Outcrop	Colorado	8.000	2.0
JM-FC84	Outcrop	South Mouth	7.931	2.0
JM-FC74	Outcrop	Stibnite Boulders	6.028	0.5
JM-FC99	Outcrop	Hamburger Hill	6.016	1.0
JM-FC77	Outcrop	Stibnite Boulders	3.888	1.0
JM-FC86	Outcrop	South Mouth	3.694	2.0
JM-FC60	Outcrop	Colorado	3.617	2.0
JM-FC49	Outcrop	South Pit	3.330	0.5
JM-FC59	Outcrop	Colorado	2.207	0.5
JM-FC70	Outcrop	Silica Ridge	2.155	1.0
JM-FC89	Outcrop	Mid Realm	2.001	1.0
JM-FC45	Float	Stibnite Boulders	1.980	0.3
JM-FC79	Outcrop	Silica Ridge	1.719	4.0
JM-FC48	Outcrop	South Pit	1.710	1.5
JM-FC90	outcrop	Mid Realm	1.388	2.0
JM-FC80	Outcrop	Silica Ridge	1.367	2.0
JM-FC88	Outcrop	Mid Realm	1.083	~1.0
JM-FC83	Outcrop	South Mouth	0.827	2.0
JM-FC98	Outcrop	Silica Ridge	0.679	4.0
JM-FC50	Outcrop	Reed Pit	0.658	1.0
JM-FC85	Outcrop	South Mouth	0.636	1.0
JM-FC53	Outcrop	Colorado	0.559	6.0
JM-FC75	Outcrop	Stibnite Boulders	0.553	1.0
JM-FC91	Outcrop	South Mouth	0.508	2.0

Figure 1: Principal Mineralized Areas at Fondaway Canyon

In the Colorado zone where northeast-striking and east-west striking mineralized zones intersect, sample JM-FC55 returned 10.7 gpt Au over 4 meters in bleached, iron-oxide stained shale lacking quartz veins. Another zone of altered shale lacking quartz veins about 150 m from JM-FC55 assayed 3.6 gpt Au over 2 m (JM-FC60). A 2-meter chip sample across a quartz-vein stockwork yielded 8.0gpt Au (JM-FC51); this sample is part of a broader 75-m wide zone of veining. Strongly-altered, iron-stained shale gouge adjacent to quartz veining about 55 m from JM-FC51 assayed 2.2 gpt Au over 0.3 m. On the north side of the Stibnite area, a 3-m chip across a zone of strongly-altered, bleached and iron-stained shale lacking quartz veins returned 9.9 gpt Au (JM-FC64). These sampling results continue to demonstrate that significant gold mineralization can occur in alteration zones lacking quartz veins.

The area of the Reed pit contains magnetite-rich skarn and silicification in marble. JM-FC65, collected from a stockpile from the Reed pit, consists of marble cut by a jasperoid-like silica stockwork. The sample contains 42.1 gpt Au (1.23 ounces per ton). The Company is attempting to locate this mineralization in outcrop. Other samples from the Reed pit area have returned anomalous gold (e.g., JM-FC50 with 0.6 gpt Au in massive magnetite skarn).
Mineralization at Reed is distinct from the rest of the district, and the Company's analysis of the area is on-going.

Continued sampling at the South Mouth pit area has yielded strong gold mineralization beyond the areas mined shallowly (<30 m) by Tenneco Minerals from 1989-1990. High-grade gold occurs in "shear-zone" type veins accompanied by strong alteration in adjacent shale. JM-FC84 assayed 7.9 gpt over 2 m about 50 m on strike from previous mining, and JM-FC86 assayed 3.7 over 2 m about 150 m on strike from previous mining. The sampling continues to identify disseminated gold as well. Sample JM-FC85 returned 0.6 gpt Au over 1 m in hematite-stained shale. Disseminated gold in shale was also found at Mid Realm east of the South Mouth pits; JM-FC89 assayed 2.0 g/t Au over 1 m in bleached, weakly iron-stained shale lacking quartz veins about 100 m east of the old pits.

In the South Pit area, sample JM-FC49 assayed 3.3 gpt over 0.5 m within a broader 25 m wide, northeast-striking vein and alteration zone that also includes JM-FC48 with 1.7 gpt Au over 1.5 m. These samples are 110 m southwest of and along strike with sample JM-FC33 reported previously (15.7 gpt Au over 0.5 m).

Silica Ridge contains a series of en-echelon quartz-vein stockwork zones across 350 m. Historical shallow drilling intersected significant gold, including TF-281 with 1.6 gpt Au over 41.1 m that contains four, 1.5 m samples between 3 and 4 gpt Au. The Company's recent surface sampling yielded 1.7 gpt over 4 m in JM-FC79 and 1.4 gpt over 2 m in JM-FC80. The adjacent Hamburger Hill area contains east-striking shear-zone style quartz veins and bleached/altered zones in shale. A 3-m chip across bleached, weakly iron-stained shale with minor stibnite-bearing quartz veins assayed 11.1 g/t Au (JM-FC100). Sample JM-FC99, 130 m east of JM-FC100, assayed 6.0 g/t Au across 1 m in strongly iron-stained shale with quartz veins. The mineralized zone in this area reaches 35 m in width. Historical drilling intersected significant gold, including 10.0 g/t Au over 10.7 m (with 16.6 g/t over 6.1 m) in hole TF-141, which drilled below the area of sample JM-FC100.

Sampling at Stibnite Boulders returned strong gold values, with 6.0 over 0.5 m (JM-FC74) and 3.9 gpt over 1 m (JM-FC77). A float block of stibnite-rich quartz veining assayed 1.98 gpt Au. The Stibnite Boulder area is located at the southwest corner of the district-scale dilation zone discussed previously but has seen little exploration work. The structural intersections at the corners of the dilation zone mark areas of stronger, broader mineralization and are key exploration targets; the other corners being the Colorado, Stibnite and South Pit areas.

Canarc continues to be encouraged by the positive results from the surface sampling and mapping program which confirm the presence of numerous high-grade mineralized zones across the property. These positive results and results from the past and present drilling programs will be analyzed to define future exploration drilling targets on the property.

Qualified Person:

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.  Dr. Margolis is engaged as a consultant to Canarc Resource Corp. All samples were analyzed by either ALS Minerals or Bureau Veritas Minerals using 1 assay-ton fire assay and atomic absorption spectrometry, checked by gravimetric analysis for all gold values exceeding 10 gpt.

"Catalin Kilofliski”

____________________

Catalin Kilofliski, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company creates shareholder value by acquiring, exploring and developing pre-production stage gold mines or properties in the Americas.

For More Information – Contact Catalin Kilofliski, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.